ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

April 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Tyler Howes and Jason Drory

Re:	BriaCell Therapeutics Corp.
Registration Statement on Form S-1
CIK No. 0001610820
Filed April 22, 2025

Acceleration Request

Requested Date: April 24, 2025

Requested Time: 5:00 pm Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of BriaCell Therapeutics Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 pm, Eastern Time (US), on April 24, 2025, or soon as thereafter practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the Preliminary Prospectus dated April 22, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representatives of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ThinkEquity LLC

/s/ Eric Lord
Eric Lord Head of Investment Banking